U.S. Securities and Exchange Commission

December 11, 2017

[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:     John Reynolds

Suying Li

Rufus Decker

Jonathan Burr

James Lopez

Re:               Newmark Group, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed December 6, 2017

File No. 333-221078

Ladies and Gentlemen:

On behalf of our client, Newmark Group, Inc. (f/k/a NRE Delaware, Inc.) (the “Company”), we are providing the Company’s response to the comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in its letter, dated December 11, 2017, with respect to the above-referenced Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 5. All references to page numbers in these responses are to the pages of Amendment No. 5.

Unaudited Pro Forma Condensed Combined Financial Data

Notes to unaudited pro forma condensed combined financial statements

(B) Separation of Partnership Interests, page 81

1.	We note your response to comment 1. Please expand your footnote disclosure to describe in greater detail the terms associated with the redemption features for your redeemable partnership interests to support your accounting.

Response: In response to the Staff’s comment, the Company proposes to revise page 81 of Amendment No. 5 to include the additional disclosure set forth in Annex A hereto.

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U.S. Securities and Exchange Commission

December 11, 2017

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394, or my colleague Raaj Narayan at (212) 403-1349, or, at Morgan, Lewis & Bockius LLP, Christopher T. Jensen at (212) 309-6134 or his colleague George G. Yearsich at (202) 739-5255.

Very truly yours,

/s/ David K. Lam
David K. Lam

cc:	James R. Ficarro, Chief Operating Officer

            Newmark Group, Inc. (f/k/a NRE Delaware, Inc.)

Stephen M. Merkel, Executive Vice President, General Counsel and Secretary

             BGC Partners, Inc.

Annex A

Notes to unaudited pro forma condensed combined financial statements

(A)	Related Party Debt Financing/Interest Expense

The unaudited pro forma condensed combined statements of operations reflect an annual adjustment of approximately $40.0 million for the expected interest expense on the Converted Term Loan and the BGC Notes that will remain outstanding following this offering. Pro forma interest expense reflects interest expense based on the simulated weighted average annual interest rate of 4.92% on our indebtedness to be incurred. A 0.25% increase or decrease in annual interest rate or the weighted average annual interest rate would increase or decrease pro forma interest expense by $2.0 million annually. The following table reconciles the weighted average annual interest rate:

Indebtedness	Principal	Rate	Proforma Annual Interest Expense
Converted Term Loan	400,000	3.7%	14,734
BGC Notes	300,000	5.4%	16,125
BGC Notes	112,500	8.1%	9,141

	$812,500	4.92%	$40,000

(B)	Separation of Partnership Interests

As described in “Structure of Newmark,” immediately following the completion of this offering, Newmark will own less than 68% of the economic interest in Newmark OpCo, but will indirectly have 100% of the voting power and control the management of Newmark OpCo. Newmark Holdings owns the remaining 32% interest in the Newmark OpCo. The founding/working partner units (which we refer to as “FPUs”), limited partnership units, and limited partnership interests held by Cantor, collectively, represent all of the “limited partnership interests” in BGC Holdings and represent 8%, 61%, and 31% of Holdings, respectively. Net income (loss) is allocated between the limited partnership interests and the common stockholders based on their respective weighted-average pro rata share of economic ownership of Newmark OpCo. The allocations of net income (loss) to FPUs and limited partnership units are reflected as a component of compensation expense under “Allocations of net income and grant of exchangeability to limited partnership units” in Newmark’s unaudited pro forma condensed combined statements of operations. The allocation of net income to Cantor units is reflected as a component of “Net income attributable to noncontrolling interest” in Newmark’s unaudited pro forma combined statements of operations.

These pro forma adjustments adjust the historical BGC allocations to reflect the economic impact of this new ownership structure and the other pro forma adjustments had it been in place as of the beginning of the period presented.

The capital attributable to Newmark Holdings is recorded as “Redeemable partnership interest” and “Noncontrolling interests” in the Company unaudited pro forma condensed combined balance sheets.

Founding/working partners have a limited partnership interest in Newmark Holdings. Newmark accounts for FPUs outside of permanent capital at their redemption value, as “Redeemable partnership interest,” in Newmark’s unaudited pro forma condensed combined balance sheet. This classification is applicable to FPUs because these units are redeemable upon termination of a partner, including a termination of employment, which can be at the option of the partner and not within the control of the issuer. The units are also redeemable upon termination of a partner as a result of death. Upon termination, Newmark Holdings has a right, in the sole and absolute discretion of its general partner (which is owned 100% by the issuer), to redeem such interest for cash or, instead, provide Newmark common stock or other property for such interest.

FPUs are held by limited partners who are employees and generally receive quarterly allocations of net income. Upon termination of employment or otherwise ceasing to provide substantive services, the FPUs are generally redeemed, and the unit holders are no longer entitled to participate in the quarterly allocations

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